SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ/MF) 00.108.786/0001-65

Company Registry (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE:  On October 23, 2012, at 10:30 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, in the city and state of São Paulo.

ATTENDANCE:  Board members representing the necessary quorum, as per signatures herein below, and the Company's Officers (José Antônio Guaraldi Félix, CEO; Roberto Catalão Cardoso, CFO; Rodrigo Marques de Oliveira, Strategy and Operating Management Officer; and Daniel Feldmann Barros, Operations Officer) attended the meeting.

PRESIDING BOARD: José Antônio Guaraldi Félix – Chairman and Roberto Catalão Cardoso – Secretary.

DOCUMENTS: (a)  Presentation of the results of the third quarter of 2012; (b)  Documents related to the disclosure of the third quarter of 2012 results to the market; (c)  Fiscal Council’s report on the results for the third quarter of 2012; and (d)  Presentation related to the mergers. The meeting’s documents, signed by the Secretary, are an integral part of these Minutes and will be filed at the Company’s headquarters.

AGENDA: (i)  Acknowledge the results of the third quarter of 2012; (ii) Acknowledge the Fiscal Council’s report on the results of the third quarter of 2012; (iii)  Approve the results of the third quarter of 2012 and their disclosure to the market; (iv)  Approve the call for Extraordinary(ies) Shareholders’ Meeting(s) of the Company to approve the merger of its subsidiaries 614 TVH VALE LTDA., 614 SERVIÇOS DE INTERNET MACEIÓ LTDA. and 614 SERVIÇOS DE INTERNET JOÃO PESSOA LTDA.; (v)  Resolve on the issue and the characteristics of the first (1st) issue of promissory notes of the Company (the “Promissory Notes”) in a restricted placement (the “Issue”), pursuant to Rule No. 476 of the Brazilian Securities and Exchange Commission, Comissão de Valores Mobiliários (“CVM”) of January 16, 2009 (“CVM Rule 476”), totaling up to six hundred eighty million reais (R$680,000,000.00); and (vi)  Authorize (a)  the hiring of a financial institution to manage and carry out the distribution of the Promissory Notes to investors; (b)  the hiring of an agent bank; (c)  the hiring of legal advisors and other service providers necessary to the Issue; and (d)  the Company’s Board of Executive Officers to take all measures necessary to carry out the Issue.

RESOLUTIONS:

1.         The Board Members acknowledged the Company’s financial and operating results for the third quarter of 2012.

2.         The Board Members acknowledged the Fiscal Council’s report on the results for the third quarter of 2012, recommending the approval of the financial statements prepared by the Board of Executive Officers.

3.         The Board Members approved, without restrictions, the financial and operating results for the third quarter of 2012, and their disclosure to the market.

4.         The Board members approved the call for the Company’s Extraordinary(ies) Shareholders’ Meeting(s) to approve the merger of its subsidiaries 614 TVH VALE LTDA., 614 SERVIÇOS DE INTERNET MACEIÓ LTDA., and 614 SERVIÇOS DE INTERNET JOÃO PESSOA LTDA.

5.         The Board members resolved and approved the Issue of Promissory Notes, in a restricted placement, pursuant to CVM Rule 476, with the following characteristics and under the following conditions: (a)  Total Issue Amount: Up to six hundred eighty million reais (R$680,000,000.00); (b)  Number of Promissory Notes and of Series: Up to sixty-eight (68) promissory notes will be issued in a single series; (c)  Unit Face Value: Ten million reais (R$10,000,000.00) on the issue date (the “Unit Face Value”); (d)  Date of Issue: The date of issue of the Promissory Notes will be the date of their effective subscription and payment (the “Issue Date”); (e)  Form of Issue: The Promissory Notes will be physically issued, shall be deposited in a financial institution qualified to provide the services of an agent bank, to be hired by the Company (the “Agent Bank”), and shall be traded by full endorsement upon transfer of ownership; (f)  Guarantees/Suretyship: The Promissory Notes will not have any guarantees, suretyship or preference; (g)  Remuneration of the Promissory Notes: The Promissory Notes will earn interest over the Unit Face Value, as of the Issue Date, calculated based on one 103.50% of the accumulated variation of the average daily Interbank Deposit rates (over extra group), expressed as a percentage per year of two hundred fifty-two (252) working days, calculated and disclosed on a daily basis by CETIP S.A. – Organized Over-the-Counter Market for Assets and Derivatives (“CETIP”) in the daily bulletin available on its website (http://www.cetip.com.br) (the “ID Rate”), and shall be calculated exponentially and cumulatively pro rata temporis based on the number of working days elapsed as of the Issue Date until the date of effective payment of the Promissory Notes (the “Remuneration”). The Remuneration and the Unit Face Value will be fully paid on the maturity date or on the date of Optional Early Redemption of the Promissory Notes in accordance with the criteria defined in the “Caderno de Fórmulas de Notas Comerciais e Obrigações - CETIP21”, available for consultation on CETIP’s website (http://www.cetip.com.br); (h)  Monetary Restatement: The Unit Face Value of the Promissory Notes will not be restated; (i)  Maturity: Up to one hundred and eighty (180) days as of the Issue Date; (j)  Place of Distribution, Trading and Payment: The Promissory Notes will be registered for (a)  distribution in the primary market through the Securities Distribution System (SDT), administered and operated by CETIP, with the distribution settled through CETIP; and (b)  traded in the secondary market, pursuant to Articles 13, 15 and 17 of CVM Rule 476, through the CETIP21 Module – Marketable Securities (“CETIP21”), and the payments referring to the Promissory Notes will be made in compliance with CETIP’s procedures, in the case of the Promissory Notes held in electronic custody at CETIP21, or at the Agent Bank, at the Company’s head office, in São Paulo, in case the Promissory Notes are not held in electronic custody at CETIP21; (k)  Optional Early Redemption: The holders of the Promissory Notes shall previously agree that after the ninth (9th) day as of the Issue Date, the Company may unilaterally, at any time, fully or partially, redeem the Promissory Notes, through prior notice sent by the Company to the holder(s) of the Promissory Notes, at least five (5) business days before the date of redemption. The redemption of the Promissory Notes will be carried out at Unit Fair Value plus the Remuneration, calculated pro rata temporis from the Issue Date to the date of effective redemption, with no payment of premium or penalty. When subscribing to, paying or acquiring a Promissory Note, the holder will grant, irrevocably, automatically and previously its express consent to the Option Early Redemption of the Promissory Notes, as per this item, pursuant to paragraph 2 of Article 7 of CVM Rule 134, of November 1, 1990 (“CVM Rule 134”). If the optional early redemption refers only to a portion of the Promissory Notes, such redemption shall be preceded by a draw to be held by the Issuer, which will also bear the costs of it, pursuant to Article 7, paragraph 4, of CVM Rule 134. The early redemption will be carried out in compliance with the CETIP procedures for Promissory Notes held in electronic custody at CETIP21, and the draw will be carried out between the investor and the Company outside the scope of CETIP. CETIP shall be notified of the unilateral early redemption at least two (2) days in advance; (l)  Allocation of proceeds:  The proceeds will be used to expand the network, increase the subscriber base and/or restructure the Company’s liabilities; (m)  Events of Early Redemption:  The events of early redemption of the Promissory Notes will be described in the Promissory Notes, under terms that are customary in the market and in similar operations, and the holders of the Promissory Notes may declare the early maturity of all the obligations arising from the Promissory Notes and demand the immediate payment, by the Company, of the Unit Face Value, plus the Remuneration, calculated pro rata temporis as of the Issue Date until the date of effective payment, including delay penalties, if applicable, and other costs envisaged in the Promissory Notes; (n)  Placement:  public distribution with restricted placement efforts, pursuant to CVM Rule 476, on a best-placement effort basis by Banco Bradesco BBI S.A (the “Lead Manager”); (o)  Ownership: For all legal purposes, the ownership of the Promissory Notes will be proven by its physical instrument. In addition, for Promissory Notes held in electronic custody by CETIP21, a statement issued by CETIP in the name of the holder of Promissory Note will be also recognized as proof of ownership; and (p)  Extension of the Terms: The terms for the payment of any obligations undertaken, including obligations undertaken by investors, regarding the payment of subscription price, shall be extended until the first (1st) subsequent business day, when the maturity date falls on a date with no banking activities in the city of São Paulo, state of São Paulo, with no increase in the amount to be paid, except when payments must be made through CETIP, in which event there will be an extension only when the date of payment falls on a national holiday, a Saturday or a Sunday.

6.         The Board Members hereby authorize the Company’s Management to: (a)  Hire the Lead Manager as the financial institution responsible for managing and carrying out the distribution of the Promissory Notes to investors; (b)  hire an agent bank; (c)  hire legal advisors and the other service providers necessary to the Issue; an (d)  take all other applicable measures necessary to carry out the Issue approved herein.

7.         The Company’s Officers attending this meeting agree with the resolutions taken herein by the Board members, pursuant to Article 16, Paragraph 8 of the Company’s Bylaws.

CLOSURE:  There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

SIGNATURES:

Chairman, Board Member and CEO: José Antônio Guaraldi Félix

Secretary and CFO: Roberto Catalão Cardoso

Board Members:

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

Carlos Hernan Zenteno de Los Santos

Rossana Fontenele Berto

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

Executive Officers:

Rodrigo Marques de Oliveira

Daniel Feldmann Barros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.